भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बाण्ड विभाग,
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department,
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फेक्स/फॅक्स/Fax : 91-22-285 5348

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

CO/S&B/VR/2002/ 305 [redacted] August 29, 2002

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
APPOINTMENT OF MANAGING DIRECTORS

We enclose for your information a copy of our letter No.CO/S&B/VR/2002/3036A dated the 29th August, 2002 addressed to Bombay Stock Exchange.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)

Encl. : a/a.

dlw 9/17

हिंदी मे पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढावा मिलेगा.

भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बाण्ड विभाग,
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department,
Central Office,
State Bank Bhavan; Madame Cama Marg;
Mumbai 400 021.
फेक्स/फॅक्स/Fax : 91-22-285 5348

The Executive Director,
Stock Exchange, Mumbai,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001.

CO/S&B/VR/2002/3036A

August 29, 2002

Dear Sir,

LISTING AGREEMENT : APPOINTMENT OF MANAGING DIRECTORS

In terms of Clause 30A of the Listing Agreement, we advise that in exercise of the powers conferred by clause(b) of section 19 and sub-section(1) of section 20 of the State Bank of India Act, 1955 (23 of 1955), the Central Government, after consultation with the Reserve Bank of India, appointed

i) Shri A.K.Batra, Deputy Managing Director, State Bank of India as Managing Director, State Bank of India for the period from the date of his taking charge and upto 31st August, 2003.

ii) Shri P.N.Venkatachalam, Deputy Managing Director, State Bank of India as Managing Director, State Bank of India for the period from the date of his taking charge and upto 31st March, 2004.

2. Kindly acknowledge receipt.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)

हिंदी मे पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढ़ावा मिलेगा.